UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2011

Commission File Number:  1-3619

WYETH UNION SAVINGS PLAN
(Full title of the Plan)

Pfizer Inc.
(Name of Issuer of the securities held pursuant to the Plan)

235 East 42nd Street
New York, New York 10017
(Address of principal executive office)

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2011 AND 2010

INDEX

Page

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2011 and 2010	1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2011	2

Notes to Financial Statements	3 -13

SUPPLEMENTAL SCHEDULES
Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
as of December 31, 2011	14 – 15

Signature	16

EXHIBITS
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	17

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 28, 2012

Wyeth Union Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2011 and 2010

	December 31,
	2011	2010
Assets:
Investments, at fair value	$64,020,321	$63,469,212

Receivables:
Company contributions	-	21,302
Participant contributions	-	66,013
Notes receivable from participants	1,600,484	1,757,900
Pending trade sales	17,639	-
Total receivables	1,618,123	1,845,215
Total assets	65,638,444	65,314,427

Liabilities:
Investment management fees payable	(6,086)	-
Outstanding participant checks	(4,501)	-
Total liabilities	(10,587)	-

Net assets available for plan benefits before adjustment	65,627,857	65,314,427

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(980,005)	(1,045,169)

Net assets available for plan benefits	$64,647,852	$64,269,258

See accompanying notes to financial statements.

Wyeth Union Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$539,637
Pfizer Inc. common stock dividends	66,125
Other dividends	928,284
Total investment income	1,534,046
Interest income from notes receivable from participants	84,138
Net investment and interest income	1,618,184

Contributions:
Participant	3,970,843
Company	1,239,716
Rollovers into Plan	71,445
Total contributions	5,282,004

Total additions	6,900,188

Deductions from net assets attributed to:
Benefits paid to participants	6,514,314
Administrative expenses	7,280
Total deductions	6,521,594

Increase in net assets	378,594

Net assets available for plan benefits
Beginning of year	64,269,258
End of year	$64,647,852

See accompanying notes to financial statements.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (“the Plan”) only provides general information.  Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (“the Company”) acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan effective October 15, 2009.

The Plan, a defined contribution profit sharing plan of legacy Wyeth, is a voluntary savings plan available to all eligible employees, as defined in the Plan.  Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986 as amended (“the Code”).

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined.  Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan.  Any contributions for which the participant does not provide investment direction, are invested in the Plan’s default investment fund option, which is a Target Retirement Trust Plus accounts depending on the participant’s retirement eligibility date.  Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements, legacy Wyeth began matching contributions as follows: effective January 1, 2008, for the Rouses Point, New York and Fort Dodge, Iowa unions and effective April 1, 2008 for the Pearl River, New York union.  The Company contributes an amount equal to 50% of the first 6% of the participant’s covered compensation.  Participants direct the investment of their Company contributions into various investment options offered by the Plan.

Investment Options

Participants can elect to invest amounts credited to their account in any of twenty-three investment funds offered by the Plan and transfer amounts between these funds at any time during the year.  Investment elections must be made in multiples of 1%.  Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

Each participant in the Plan elects to have his or her contributions and employer matching contributions invested in any one or combination of the following investment funds:

Blackrock U.S. Debt Index Fund
Northern Trust Russell 2000 Small Cap Index Fund
Northern Trust S&P 500 Equity Index Fund
Pfizer Inc. Company Stock Fund
T. Rowe Price Stable Value Fund
Fidelity Low Price Stock Fund
Fidelity Large Cap Growth Fund
Fidelity Mid Cap Stock Fund
T. Rowe Price Small Cap Stock Fund
Blackrock US TIPS Index Fund
Dodge & Cox International Fund
Eaton Vance Large Cap Value Fund
Oppenheimer Developing Markets Fund
Vanguard Target Retirement Income Trust Plus
Vanguard Target Retirement 2015 Trust Plus
Vanguard Target Retirement 2020 Trust Plus
Vanguard Target Retirement 2025 Trust Plus
Vanguard Target Retirement 2030 Trust Plus
Vanguard Target Retirement 2035 Trust Plus
Vanguard Target Retirement 2040 Trust Plus
Vanguard Target Retirement 2045 Trust Plus
Vanguard Target Retirement 2050 Trust Plus
Vanguard Target Retirement 2055 Trust Plus

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans as well as from the Wyeth Coordinated Bargaining Retirement Plan into the Plan.

Vesting and Separation from Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings (losses) thereon.  A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined.  If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier.  If a participant’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

During 2011, forfeitures of $8,004 were used to offset Company matching contributions.  As of December 31, 2011 and 2010, the amount of forfeitures available to offset future Company matching contributions totaled $15,227 and $6,809, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions.  Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined, before that age.  Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the plan administrator.   The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½.  Participants are limited to one withdrawal per calendar quarter.  Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways:  lump-sum or monthly payments of 60, 120, 180, 240, 300 or 360 months.  If a participant was in the Plan on or prior to January 1, 1996, he/she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 ½ years of age.  Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

In general, except for investment management fees, loan fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000.  Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances.  Each loan is collateralized by the borrower’s vested interest in their account balance.  All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years.  Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants.  The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

Management of the Plan

The Plan is administered by the Savings Plan Committee of Pfizer Inc., which was appointed by the Board of Directors of the Company. The investment fiduciary function is also governed by the Savings Plan Committee.  Effective October 1, 2010, the Northern Trust Company (“Northern Trust”) was appointed the Plan’s trustee and is a party-in-interest to the Plan.  Prior to this date, Mercer Trust Company was the Plan’s trustee.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investments in collective trust funds that include fully benefit-responsive investment contracts are presented at fair value in the statements of net assets available for plan benefits, and the amount representing the difference between fair value and contract value of these investments is also presented on the face of the statements of net assets available for plan benefits.  The statement of changes in net assets available for benefit plans is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan.  Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings (losses) and Company contributions, and such accounts are charged with certain investment fees, depending on investment options.  Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in common stocks are valued on quoted market value as of the last business day of the year.  Investments in mutual funds are valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs), synthetic investment contracts (SICs), separate account contracts (SACs) and other similar instruments (collectively, investment contracts).  These investment contracts are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.  Investments in common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.

Net appreciation in the fair value of investments consists of the realized gains or losses and the change in unrealized appreciation on those investments.  Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.

The following table presents investments as of December 31, 2011 and 2010:

	2011	2010
Investments at fair value as determined by
reported net asset value or quoted market price

Mutual funds	$3,374,454	$34,166,394
Collective trust funds	30,806,256	-
Common stock	1,738,861	1,407,161

Investments at estimated fair value

Stable value fund	28,100,750	27,895,657

Total investments, at fair value	$64,020,321	$63,469,212

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years.  The interest rate on all loans is based on the prime rate, as defined, and is set by the plan administrator.  Interest rates on outstanding loans ranged from 4.0% to 9.5% at December 31, 2011 and 2010.

Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance.  Repayments may not necessarily be made to the same fund from which the amounts were borrowed.  Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, a participant who defers distribution of their account balance, repayment of the loan must be made in full.  For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance.

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures which were adopted as required in 2011.  The adoptions in 2010 and 2011 did not materially affect the Plan’s financial statements.

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

Plan investment options include the T. Rowe Price Stable Value Fund, which is a collective trust fund that invests primarily in fully benefit-responsive investment contracts.  The underlying assets owned by the T. Rowe Price Stable Value Fund consist primarily of GICs, SICs and SACs.  The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from the collective trust fund and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the collective trust fund, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from the stable value fund.  “Permitted participant-initiated withdrawals” mean withdrawals from the fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the collective trust fund.  SICs consist of a portfolio of underlying assets owned by the collective trust fund, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts.  A SAC is a contract with a financially responsible counterparty, typically an insurance company.  The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.  The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio.  The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.  As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full.  The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust.  SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise.  The average portfolio yields for the years ended December 31, 2011 and 2010 for the T. Rowe Price Stable Value Fund were approximately 2.69% during 2011 and 3.65%, respectively.  The crediting interest rates were approximately 2.97% for 2011 and 4.1% for 2010.

The existence of certain conditions can limit the collective trust’s ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the collective trust or a unitholder, tax disqualification of the collective trust or a unitholder, certain trust amendments if issuers' consent is not obtained.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the collective trust of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stock	$1,738,861	$-	$-	$1,738,861
Mutual funds:		-	-
Growth funds	1,204,165	-	-	1,204,165
International funds	2,080,239	-	-	2,080,239
Value funds	90,050	-	-	90,050
Total mutual funds	3,374,454	-	-	3,374,454
Common/collective trusts:
Fixed income	-	28,118,860	-	28,118,860
Index funds	-	24,943,922	-	24,943,922
Retirement target date	-	5,844,224	-	5,844,224
		58,907,006		58,907,006
Total investments at fair
value	$5,113,315	$58,907,006	$-	$64,020,321

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock	$1,407,161	$-	$-	$1,407,161
Mutual funds:
Growth & income funds	21,902,381	-	-	21,902,381
Lifecycle funds	4,594,568	-	-	4,594,568
Bond funds	4,149,557	-	-	4,149,557
International funds	2,758,140	-	-	2,758,140
Growth funds	666,497	-	-	666,497
Value funds	95,251	-	-	95,251
Total mutual funds	34,166,394	-	-	34,166,394
Common/collective trust:
Fixed income fund	-	27,895,657	-	27,895,657

Total investments at fair
value	$35,573,555	$27,895,657	$-	$63,469,212

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 – FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Tax Division and Company’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2008.

NOTE 7 – RELATED-PARTY TRANSACTIONS

Northern Trust, the trustee as defined by the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Company.  The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE 8 – PLAN TERMINATION

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

NOTE 9 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2011 and 2010 were as follows:

	2011	2010

T. Rowe Price Stable Fund	$28,100,750	$27,895,657
Northern Trust S&P 500 Equity Index Fund	18,780,384	19,918,958
Blackrock U.S. Debt Index Fund	4,224,186	4,084,407

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(571,892)
Collective trusts	766,310
Common stock	345,219

Total	$539,637

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2010 and expected to be filed for 2011.

	2011	2010
Net assets available for plan benefits per the financial
statements	$64,647,852	$64,269,258

Adjustment from contract value to fair value for fully
benefit responsive investment contracts	980,005	1,045,169

Net assets available for plan benefits per the Form
5500	$65,627,857	$65,314,427

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011

Total investment income per the financial statements	$1,534,046

Adjustment from contract value to fair value for fully benefit responsive
investment contracts	(65,164)

Total investment income per the Form 5500	$1,468,882

Wyeth Union Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

Identity of Issuer	Description of Investment	Cost**	Current Value

Corporate Stock - Common
Pfizer Inc.*	Common Stock
	80,354 shares		$1,738,861

Common/Collective Trust Funds
Northern Trust Global Investments*	S&P 500 Equity Index Fund
	4,970 shares		18,780,384

Northern Trust Global Investments*	Russell 2000 Small Cap Index Fund
	1,992 shares		1,877,267

Northern Trust	Collective Government Short-
	Term Investment Fund		18,110

Blackrock Institutional Trust	U.S. Debt Index Fund
	142,854 shares		4,224,186

Blackrock Fund Advisors	TIPS Index Fund
	4,787 shares		62,085

T. Rowe Price Trust Company	Stable Value Fund
	27,066,283 shares		28,100,750

Vanguard	Target Retirement Income Trust
	29,247 shares		892,044

Vanguard	Target Retirement Trust 2015
	117 shares		3,549

Vanguard	Target Retirement Trust 2020
	70,527 shares		2,143,319

Vanguard	Target Retirement Trust 2025
	234 shares		7,109

Vanguard	Target Retirement Trust 2030
	61,899 shares		1,875,528

Vanguard	Target Retirement Trust 2035
	76 shares		2,313

Vanguard	Target Retirement Trust 2040
	30,409 shares		919,260

Wyeth Union Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

Identity of Issuer	Description of Investment	Cost**	Current Value

Vanguard	Target Retirement Trust 2045
	19 shares		581

Vanguard	Target Retirement Trust 2050
	17 shares		501

Vanguard	Target Retirement Trust 2055
	1 share		20

Total Common/Collective Trust Funds			58,907,006

Mutual Funds
Dodge and Cox	International Fund
	49,510 shares		1,447,662

Eaton Vance	Large Cap Value Fund
	5,245 shares		90,050

Fidelity Management Trust Company	Large Cap Growth Fund
	7,395 shares		598,186

Fidelity Management Trust Company	Low Price Stock Fund
	8,283 shares		295,936

Fidelity Management Trust Company	Mid Cap Stock Fund
	10,583 shares		282,140

T. Rowe Price Associates, Inc.	Small Cap Stock
	893 shares		27,903

Oppenheimer Funds, Inc.	Developing Market Fund
	21,836 shares		632,577

Total Mutual Funds			3,374,454

Total investments			64,020,321

Loans to participants*	242 loans; 4.25% to 9.5%; January
	2012 to April 2025		1,600,484

Total			$65,620,805

*   Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ Neal Masia
Neal Masia
Member of the Savings Plan Committee

Date: June 28, 2012